Exhibit 12.1

Penn Virginia Corporation and Subsidiaries

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

	Years Ended December 31,					Nine Months Ended September 30 2006
	2001	2002	2003	2004	2005
Earnings
Pre-tax income *	$54,271	$29,705	$55,987	$72,779	$130,918	$137,977
Fixed charges	4,058	4,068	8,379	11,067	20,755	21,773

Total earnings	$58,329	$33,773	$64,366	$83,846	$151,673	$159,750

Fixed Charges
Interest expense **	$3,596	$3,125	$7,352	$9,679	$18,815	$19,415
Rental interest factor	462	943	1,027	1,388	1,940	2,358

Total fixed charges	$4,058	$4,068	$8,379	$11,067	$20,755	$21,773

Ratio of earnings to fixed charges	14.4x	8.3x	7.7x	7.6x	7.3x	7.3x

*	Excludes equity earnings from investees and includes capitalized interest.
**	Includes capitalized interest.